EXHIBIT 99.1

Centerra Gold Inc. 2021 Third Quarter Results Conference Call and Webcast

TORONTO, Oct. 08, 2021 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) will host a conference call and webcast of its 2021 third quarter financial and operating results at 9:00AM Eastern time on Friday November 5, 2021. The results are scheduled to be released before the market opens on Friday, November 5, 2021.

  North American participants may access the call toll-free at +1 (800)-759-0876.

  International participants may access the call at +1 (416)-981-0157.

The conference call is being webcast by Intrado and can be accessed live at Centerra Gold’s website at www.centerragold.com. Presentation slides of the third quarter results will also be accessible on Centerra Gold’s website at www.centerragold.com

An audio recording of the call will be available approximately two hours after the call via telephone until midnight Eastern Time on Friday, November 12, 2021. The recording can be accessed by calling (416) 626-4100 or (800) 558-5253 and using the passcode 21998229. In addition, the webcast will be archived on Centerra Gold’s website www.centerragold.com.

Centerra congratulates John W. Pearson, Vice President Investor Relations on his upcoming retirement effective December 31, 2021, after more than 15 years of service with the Company. Upon John’s retirement all Investor Relations responsibilities will be assumed by Toby Caron, Treasurer and Director Investor Relations.

About Centerra
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring, and acquiring gold properties in North America, Asia and other markets worldwide. Centerra operates two mines, the Mount Milligan Mine in British Columbia, Canada and the Öksüt Mine in Turkey, and its Molybdenum Business Unit in the United States. The Company owns the Kumtor Mine in the Kyrgyz Republic, which is currently not under the Company’s control. Centerra’s shares trade on the Toronto Stock Exchange (TSX) under the symbol CG and on the New York Stock Exchange (NYSE) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:
John W. Pearson
Vice President, Investor Relations
(416) 204-1953
john.pearson@centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com and at SEDAR at www.sedar.com.

A PDF accompanying this announcement is available at: http://ml.globenewswire.com/Resource/Download/8b763bab-a048-4f7c-983e-42d553b475f3